RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

February 19, 2010

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


10015220

SUPPL

Dear Mr. Dudek:

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated February 19, 2010 accompanied with the Limited Review Report certified by the Auditors of the Company for the quarter ended December 31, 2009.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above



RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

February 19, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38, 6641 8124/ 25/ 26
NSE Symbol : RNRL

Dear Sirs,

Sub : Limited Review Report for the quarter ended December 31, 2009

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended December 31, 2009, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

February 19, 2010

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub : Limited Review Report for the quarter ended December 31, 2009

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended December 31, 2009 duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants



Limited Review Report for the Quarter and Nine months ended December 31, 2009
To The Board of Directors of Reliance Natural Resources Limited

1. We have reviewed the accompanying statement of "Unaudited Financial Results of Reliance Natural Resources Limited ("the Company") for the quarter and nine months ended December 31, 2009 (the statement) prepared by the Company pursuant to Clause 41 of the listing agreement with the Stock Exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the statement is free of material misstatement. A review is limited primarily to inquiries of Company's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. Based on the limited review carried out by us of the results for the quarter and nine months ended December 31, 2009, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards as prescribed under the Companies (Accounting Standards) Rules, 2006 and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

4. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of the aggregate amount of public shareholdings, as well as that of the promoters and promoter group (both pledged/encumbered and non-encumbered), as disclosed in aforesaid Statement in terms of clause 35 of the Listing Agreement, from the representation and other records and information and explanations given to us by the Company's management, and found the same to be in accordance therewith.


PATHAK H. D. ASSOCIATES
MUMBAI
CHARTERED ACCOUNTANTS

For Pathak H. D. & Associates
Chartered Accountants



Vishal D. Shah
Partner
Membership No.119303

Place: Mumbai
Date: January 29, 2010

Certified True Copy

For Reliance Natural Resources Limited



Company Secretary